Exhibit 99.1

No. 18/08

IAMGOLD TO RECEIVE IN EXCESS OF $48 MILLION FROM SALE OF LA ARENA

Toronto, Ontario, May 8, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today it has entered into an agreement for the sale of its Peruvian development copper/gold project, La Arena, to Rio Alto Mining Limited (“Rio Alto”) for US$47.55 million  in cash and a 5.5% interest in Rio Alto.  This transaction is expected to close in the coming months.

“The sale of La Arena is part of the rationalization of IAMGOLD’s non-core assets and we believe that Rio Alto will be successful in advancing the project to production,” stated Joseph Conway, President & CEO.  “The 5.5% ownership interest acquired as part of this transaction will provide IAMGOLD the opportunity to participate in the future success of La Arena.  The proceeds from this transaction will build on the existing financial strength of IAMGOLD and will facilitate future growth and our goal to double gold production over the next five years.”

La Arena is a copper/gold porphyry deposit located in the district of Huamachuco in northern Peru.  The internal pre-feasibility study on this development project was completed in November 2006. The project contains measured and indicated resources of 1.1 billion pounds of copper and 2.0 million ounces of gold.

Rio Alto was the successful bidder in a sale process initiated in 2007.  Rio Alto has engaged an investment bank to secure financing for the purchase and development of the project.

IAMGOLD remains focused on optimizing its existing core mine operations, exploration and development opportunities and strategically growing the company to enhance shareholder value.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.